                                    FORM 11-K

             [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES AND EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission File Number  1 - 2380

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

     Aviall, Inc. Employee Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

     Aviall, Inc.
     2055 Diplomat Drive
     Dallas, Texas  75234-8989



                                  Page 1 of 20
                     The Exhibit Index appears on Page 19.

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               AVIALL, INC. EMPLOYEE SAVINGS PLAN


                               By:  /s/ Jeffrey J. Murphy
                                    --------------------------------------------
                                    Jeffrey J. Murphy
                                    Chairman, Aviall, Inc. Employee Savings Plan

                               By:  /s/ Jacqueline K. Collier
                                    --------------------------------------------
                                    Jacqueline K. Collier
                                    Vice President and Controller, Aviall, Inc.


Date:  June 26, 1998

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------

                                                                                          Page
                                                                                          ----
Report of Independent Accountants............................................................4

Financial Statements:

     Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997.................................................................5

     Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996.................................................................6

     Statement of Changes in Net Assets Available for Plan Benefits, with
     Fund Information for the Year Ended December 31, 1997...................................7

     Statement of Changes in Net Assets Available for Plan Benefits, with
     Fund Information for the Year Ended December 31, 1996...................................8

Notes to Financial Statements................................................................9

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1997................................................................17

     Item 27d - Schedule of Reportable Transactions for the Year Ended
     December 31, 1997......................................................................18


All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Aviall, Inc. Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Aviall, Inc. Employee Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Dallas, Texas
June 19, 1998

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                             FUND INFORMATION
                                              ---------------------------------------------------------------------------
                                                Aviall           Putnam         Putnam          Putnam        Putnam OTC
                                              Stock Fund      Voyager Fund     G&I Fund         GG Fund        & EG Fund
                                              -----------     ------------    -----------     -----------     -----------
                 ASSETS

Investments:
   Mutual funds                               $      --       $10,406,532     $ 6,741,840     $      --       $   707,014
   Guaranteed investment contracts                   --              --              --              --              --
   Pooled investment funds                           --              --              --              --              --
   Common stock of participating employer       2,449,186            --              --              --              --
   Participant loans receivable                      --              --              --              --              --
                                              -----------     -----------     -----------     -----------     -----------

     Total investments                          2,449,186      10,406,532       6,741,840               0         707,014

Contributions receivable and other                  4,492          18,898          12,268            --             4,540
                                              -----------     -----------     -----------     -----------     -----------

     Total assets                               2,453,678      10,425,430       6,754,108               0         711,554
                                              -----------     -----------     -----------     -----------     -----------

              LIABILITIES

Other liabilities                                    --              --              --              --              --
                                              -----------     -----------     -----------     -----------     -----------

     Total liabilities                                  0               0               0               0               0
                                              -----------     -----------     -----------     -----------     -----------

Net assets available for Plan benefits        $ 2,453,678     $10,425,430     $ 6,754,108     $         0     $   711,554
                                              ===========     ===========     ===========     ===========     ===========


                                                                    FUND INFORMATION
                                             ------------------------------------------------------------

                                             Putnam Divf'd      Putnam       Putnam Stable
                                               Inc Trust     Int'l Gr Fund    Value Fund       Loan Fund          Total
                                             -------------   -------------   -------------    -----------      -----------
                 ASSETS

Investments:
   Mutual funds                               $   280,639     $   764,957     $      --       $      --        $18,900,982
   Guaranteed investment contracts                   --              --         1,072,656            --          1,072,656
   Pooled investment funds                           --              --         4,943,358            --          4,943,358
   Common stock of participating employer            --              --              --              --          2,449,186
   Participant loans receivable                      --              --              --           954,876          954,876
                                              -----------     -----------     -----------     -----------      -----------

     Total investments                            280,639         764,957       6,016,014         954,876       28,321,058

Contributions receivable and other                    623           2,553          12,081         (12,637)          42,818
                                              -----------     -----------     -----------     -----------      -----------

     Total assets                                 281,262         767,510       6,028,095         942,239       28,363,876
                                              -----------     -----------     -----------     -----------      -----------

              LIABILITIES

Other liabilities                                    --              --              --              --                  0
                                              -----------     -----------     -----------     -----------      -----------

     Total liabilities                                  0               0               0               0                0
                                              -----------     -----------     -----------     -----------      -----------

Net assets available for Plan benefits        $   281,262     $   767,510     $ 6,028,095     $   942,239      $28,363,876
                                              ===========     ===========     ===========     ===========      ===========


   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                   FUND INFORMATION
                                              -------------------------------------------------------
                                                Aviall        Putnam         Putnam         Putnam
                                              Stock Fund   Voyager Fund     G&I Fund        GG Fund
                                              ----------   ------------    ----------     -----------
                 ASSETS

Investments:
   Mutual funds                               $   --       $10,259,183     $5,597,010     $3,639,516
   Guaranteed investment contracts                --              --             --             --
   Pooled investment funds                        --              --             --             --
   Common stock of participating employer      982,988            --             --             --
   Participant loans receivable                   --              --             --             --
                                              --------     -----------     ----------     ----------

     Total investments                         982,988      10,259,183      5,597,010      3,639,516

Contributions receivable and other               2,686          23,816         12,464           --
                                              --------     -----------     ----------     ----------

     Total assets                              985,674      10,282,999      5,609,474      3,639,516
                                              --------     -----------     ----------     ----------

                 LIABILITIES

Other liabilities                                  474          35,471         29,764           --
                                              --------     -----------     ----------     ----------

     Total liabilities                             474          35,471         29,764              0
                                              --------     -----------     ----------     ----------

Net assets available for Plan benefits        $985,200     $10,247,528     $5,579,710     $3,639,516
                                              ========     ===========     ==========     ==========


                                                    FUND INFORMATION
                                              ---------------------------
                                              Putnam Stable
                                               Value Fund      Loan Fund          Total
                                              -------------   -----------      -----------
                 ASSETS

Investments:
   Mutual funds                               $     --       $      --        $19,495,709
   Guaranteed investment contracts             4,847,929            --          4,847,929
   Pooled investment funds                       521,745            --            521,745
   Common stock of participating employer           --              --            982,988
   Participant loans receivable                     --         1,192,710        1,192,710
                                              ----------     -----------      -----------

     Total investments                         5,369,674       1,192,710       27,041,081

Contributions receivable and other                20,698         (13,391)          46,273
                                              ----------     -----------      -----------

     Total assets                              5,390,372       1,179,319       27,087,354
                                              ----------     -----------      -----------

                 LIABILITIES

Other liabilities                                 33,408            --             99,117
                                              ----------     -----------      -----------

     Total liabilities                            33,408               0           99,117
                                              ----------     -----------      -----------

Net assets available for Plan benefits        $5,356,964     $ 1,179,319      $26,988,237
                                              ==========     ===========      ===========


   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                  FUND INFORMATION
                                                --------------------------------------------------------------------------------
                                                  Aviall             Putnam            Putnam          Putnam         Putnam OTC
                                                Stock Fund        Voyager Fund        G&I Fund         GG Fund        & EG Fund
                                                -----------       ------------       -----------     ------------     ----------
Net assets available for Plan benefits at
   beginning of period                          $   985,200       $ 10,247,528       $ 5,579,710     $  3,639,516     $    --
                                                -----------       ------------       -----------     ------------     ---------

Investment income:
   Dividends                                           --              611,992           848,044             --            --
   Interest                                            --                 --                --               --            --
   Net appreciation (depreciation) in fair
     value of investments                           712,954          1,673,711           497,141          (43,268)       44,813

Contributions:
   Employer                                           8,389             53,916            32,490             --           7,903
   Employee                                         116,284            562,159           336,915             --          95,694

Participant loan repayments                          17,914            135,674            67,941              167        22,972
Interfund transfers                                 758,062           (874,994)          627,974       (3,595,902)      724,692
                                                -----------       ------------       -----------     ------------     ---------

   Total additions                                1,613,603          2,162,458         2,410,505       (3,639,003)      896,074
                                                -----------       ------------       -----------     ------------     ---------

Distributions and other                            (131,559)        (1,866,306)       (1,169,451)            --        (168,035)
Plan fees and expenses                                 (650)            (2,161)           (1,240)            --            (186)
Loans to participants                               (12,916)          (116,089)          (65,416)            (513)      (16,299)
                                                -----------       ------------       -----------     ------------     ---------

   Total deductions                                (145,125)        (1,984,556)       (1,236,107)            (513)     (184,520)
                                                -----------       ------------       -----------     ------------     ---------

Net increase (decrease) in Plan assets            1,468,478            177,902         1,174,398       (3,639,516)      711,554
                                                -----------       ------------       -----------     ------------     ---------

   Net assets available for Plan benefits
     at end of period                           $ 2,453,678       $ 10,425,430       $ 6,754,108     $          0     $ 711,554
                                                ===========       ============       ===========     ============     =========


                                                                         FUND INFORMATION
                                                -----------------------------------------------------------
                                                Putnam Divf'd     Putnam       Putnam Stable
                                                  Inc Trust    Int'l Gr Fund    Value Fund       Loan Fund         Total
                                                -------------  -------------   -------------    -----------     -----------
Net assets available for Plan benefits at
   beginning of period                            $    --       $    --        $ 5,356,964      $ 1,179,319     $ 26,988,237
                                                  ---------     ---------      -----------      -----------     ------------

Investment income:
   Dividends                                         16,520        44,703             --               --          1,521,259
   Interest                                            --            --            440,957           73,566          514,523
   Net appreciation (depreciation) in fair
     value of investments                             4,514        72,758             --               --          2,962,623

Contributions:
   Employer                                             783         3,516           46,546             --            153,543
   Employee                                          11,337        77,056          332,530             --          1,531,975

Participant loan repayments                             878        12,910           92,619         (351,075)               0
Interfund transfers                                 248,256       683,545        1,428,367             --                  0
                                                  ---------     ---------      -----------      -----------     ------------

   Total additions                                  282,288       894,488        2,341,019         (277,509)       6,683,923
                                                  ---------     ---------      -----------      -----------     ------------

Distributions and other                                (986)     (114,183)      (1,607,706)        (243,445)      (5,301,671)
Plan fees and expenses                                  (17)         (137)          (2,222)            --             (6,613)
Loans to participants                                   (23)      (12,658)         (59,960)         283,874                0
                                                  ---------     ---------      -----------      -----------     ------------

   Total deductions                                  (1,026)     (126,978)      (1,669,888)          40,429       (5,308,284)
                                                  ---------     ---------      -----------      -----------     ------------

Net increase (decrease) in Plan assets              281,262       767,510          671,131         (237,080)       1,375,639
                                                  ---------     ---------      -----------      -----------     ------------

   Net assets available for Plan benefits
     at end of period                             $ 281,262     $ 767,510      $ 6,028,095        $ 942,239     $ 28,363,876
                                                  =========     =========      ===========      ===========     ============


   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                       FUND INFORMATION
                                                  ---------------------------------------------------------
                                                    Aviall         Putnam          Putnam          Putnam
                                                  Stock Fund    Voyager Fund      G&I Fund        GG Fund
                                                  ----------    ------------     ----------      ----------
Net assets available for Plan benefits at
   beginning of period                            $1,831,140    $12,097,944      $6,892,144      $5,711,273
                                                  ----------    -----------      ----------      ----------

Investment income:
   Dividends                                           1,662        649,623         540,933         269,500
   Interest                                             --             --              --              --
   Net appreciation (depreciation) in fair
     value of investments                            (50,331)       941,970         856,122         587,086

Contributions:
   Employer                                           19,896        121,732          81,971          84,634
   Employee                                          130,103        916,580         567,151         586,584

Participant loan repayments                           53,415        287,401         191,108         177,992
Interfund transfers                                 (296,955)       838,061         132,848        (758,578)
                                                  ----------    -----------      ----------      ----------

   Total additions                                  (142,210)     3,755,367       2,370,133         947,218
                                                  ----------    -----------      ----------      ----------

Distributions and other                             (300,933)    (2,188,545)     (1,317,601)     (1,039,371)
Plan fees and expenses                                (1,614)        (8,924)         (5,190)         (4,398)
Loans to participants                                (45,793)      (343,320)       (200,549)       (208,488)
Transfers/withdrawals related to GASI               (322,817)    (2,651,651)     (1,866,101)     (1,524,314)
Transfers/withdrawals related to Maple Leaf           (8,581)       (29,984)        (21,016)        (22,613)
Transfer to Curtiss-Wright Plan                      (23,992)      (383,359)       (272,110)       (219,791)
                                                  ----------    -----------      ----------      ----------

   Total deductions                                 (703,730)    (5,605,783)     (3,682,567)     (3,018,975)
                                                  ----------    -----------      ----------      ----------

Net decrease in Plan assets                         (845,940)    (1,850,416)     (1,312,434)     (2,071,757)
                                                  ----------    -----------      ----------      ----------

   Net assets available for Plan benefits
     at end of period                             $  985,200    $10,247,528      $5,579,710      $3,639,516
                                                  ==========    ===========      ==========      ==========

                                                        FUND INFORMATION
                                                 ----------------------------
                                                 Putnam Stable
                                                  Value Fund       Loan Fund          Total
                                                 -----------      -----------      -----------
Net assets available for Plan benefits at
   beginning of period                            $8,702,037      $ 2,512,905      $37,747,443
                                                  ----------      -----------      -----------

Investment income:
   Dividends                                            --               --          1,461,718
   Interest                                          507,316          160,171          667,487
   Net appreciation (depreciation) in fair
     value of investments                               --               --          2,334,847

Contributions:
   Employer                                           61,056             --            369,289
   Employee                                          419,771             --          2,620,189

Participant loan repayments                          178,690         (888,606)               0
Interfund transfers                                   84,624             --                  0
                                                  ----------      -----------      -----------

   Total additions                                 1,251,457         (728,435)       7,453,530
                                                  ----------      -----------      -----------

Distributions and other                           (2,002,757)        (726,934)      (7,576,141)
Plan fees and expenses                                (6,422)            --            (26,548)
Loans to participants                               (209,782)       1,007,932                0
Transfers/withdrawals related to GASI             (1,741,722)        (757,076)      (8,863,681)
Transfers/withdrawals related to Maple Leaf          (55,846)          (2,801)        (140,841)
Transfer to Curtiss-Wright Plan                     (580,001)        (126,272)      (1,605,525)
                                                  ----------      -----------      -----------

   Total deductions                               (4,596,530)        (605,151)     (18,212,736)
                                                  ----------      -----------      -----------

Net decrease in Plan assets                       (3,345,073)      (1,333,586)     (10,759,206)
                                                  ----------      -----------      -----------

   Net assets available for Plan benefits
     at end of period                             $5,356,964      $ 1,179,319      $26,988,237
                                                  ==========      ===========      ===========


   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     SALE OF BUSINESSES / TRANSFER OF PLAN ASSETS

       In June and September 1996 Aviall, Inc. ("Aviall" or the "Company"), the sponsor of the Aviall, Inc. Employee Savings Plan (the "Plan"), sold its engine services repair operations and its aerospace hardware division to Greenwich Air Services, Inc. ("GASI") and Maple Leaf Aerospace, Inc. ("Maple Leaf"), respectively. Effective as of the respective closing dates, all employees of these business units were terminated and their active participation and benefit accrual under the Plan ceased. Plan participants of these business units were given the following options related to their Plan accounts:

              (1) Participants with balances in the Plan less than $3,500 could elect to either roll over their balance to another qualified plan or take a taxable distribution.
              (2) Participants with balances in the Plan of $3,500 or more could elect to remain in the Aviall Plan, rollover their account balance to another qualified Plan, or take a taxable distribution.

       Plan assets related to former employees of the engine services division and the aerospace hardware division totaled $8,863,681 and $140,841, respectively, and were distributed out of the Plan in 1996 as described above.

       In May 1996, Aviall sold its accessory services repair operation. Effective as of the closing date, all employees of this business unit were terminated and their active participation and benefit accrual under the Plan ceased. Plan assets relating to these employees totaled $1,605,525 and were transferred to the purchaser's, Curtiss-Wright, qualified 401(k) plan in 1996.

       As a result of the above, employees of business units sold and those who terminated from the Company during the period January 31, 1996 through December 31, 1996 were automatically 100% vested in Company contributions in accordance with the terms of the Plan.

2.     DESCRIPTION OF PLAN

       The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       GENERAL

       The Plan was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants' rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

       Participation in the Plan is voluntary. However, to participate in the Plan, an employee must be 21 years of age. Participants may make elective contributions to the Plan beginning their date of hire but must have one year of qualified service before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan; however, employees of certain businesses sold (Note 1) who were in a unit represented by a collective bargaining agent were excluded from participation in the Plan unless the unit had negotiated coverage under the Plan.

       PLAN INVESTMENTS

       Putnam Investments is the Plan trustee and custodian of Plan assets. Putnam Investments maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Earnings are allocated based on number of shares attributed to participants' accounts.

       Aviall Stock Fund: The fund consists of Aviall, Inc. common stock, which is purchased on a regular and continuous basis on the open market. All dividends are automatically reinvested in Aviall common stock.

       Putnam Voyager Fund: The fund consists primarily of common or capital stock, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock, or debt securities.

       Putnam Fund for Growth and Income (Putnam G&I Fund): The fund consists primarily of investments in attractively priced stocks that offer long-term growth potential while also providing income.

       Putnam Global Growth Fund (Putnam GG Fund): The fund consists primarily of investments in the Pacific Rim, across Europe, within the Americas and elsewhere in the world to pursue a wide range of growth potential. The fund was liquidated in January 1997.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Putnam OTC Emerging Growth Fund (Putnam OTC & EG Fund): The fund consists primarily of investments in over-the-counter stocks of small to medium-sized emerging growth companies. The fund was introduced in January 1997.

       Putnam Diversified Income Trust (Putnam Divf'd Inc Trust): Invests primarily in interest-paying bonds from the U.S. government, high-yield, and international sectors. Seeks current income consistent with capital preservation. The fund was introduced in January 1997.

       Putnam International Growth Fund (Putnam Int'l Gr Fund): The fund consists primarily of investments in stocks of companies located outside of the United States to seek capital appreciation. The fund was introduced in January 1997.

       Putnam Stable Value Fund: The fund consists of investments in high-quality annuity (or similar) investment contracts issued by insurance companies or banks.

       CONTRIBUTIONS, VESTING AND FORFEITURES

       The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan entitles non-highly compensated employees to defer up to 15% of their pre-tax compensation. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the non-discrimination tests. The maximum employee contribution for 1997 and 1996 is $9,500 each year and is limited by law. The Company matches 50% of the employee's annual contribution up to $400 per person based on certain requirements. Union employees of certain businesses sold (Note 1) were limited in the amount of matching contributions for which they were eligible. Such employees are no longer active participants in the Plan due to the sale of the related business.

       Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. During 1996, participants employed by businesses sold were 100% vested in Company contributions. Upon a distribution to a participant, non-vested Company contributions are forfeited and are used to offset future Company contributions.

       Additionally, in 1997 the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. There were no discretionary contributions of Aviall stock in 1997.

       All contributions to the Plan are deposited with the trustee. At the employee's option, contributions are directed into separate investment funds, as discussed above.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution, the Company's matching contribution, as eligible, and the allocation of the investment fund earnings, as well as charged with the allocation of Plan administrative expenses.

       ROLLOVERS

       Distributions from another qualified plan can be transferred into the Plan. In 1997 and 1996, rollover accounts in the amount of $91,568 and $49,355, respectively, were transferred into the Plan and are included in employee contributions on the statement of changes in net assets available for Plan benefits.

       PAYMENT OF BENEFITS

       In the event of a participant's termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested value of their account in a lump-sum payment. Upon disability or death, a participant's Plan account balance immediately becomes fully vested. The lump-sum payment shall be automatically made within 90 days of the distribution value date for amounts less than $3,500. For amounts greater than $3,500, consent of the participant or beneficiary is required.

       Upon a participant's attainment of retirement age, a participant's Plan account balance immediately becomes fully vested and nonforfeitable. Retirement age is defined as the earlier of the date on which a participant attains age 65 or the date on which a participant has both attained age 55 and completed at least 10 years of service. A lump-sum payment of the participant's account balance shall be made within 90 days of the distribution value date.

       The Plan allows hardship withdrawals for the following reasons:

              (1)    Payment of medical expenses;
              (2)    Purchase of a principal residence;
              (3)    Payment of tuition of post secondary education;
              (4) Payments to prevent the eviction or foreclosure of principal residence;
              (5)    Payment of income taxes;
              (6)    Payments for custodial rights expenses;
              (7)    Payments for expenses incurred by natural disaster;
              (8)    Payment of funeral expenses;
              (9)    Loss of income resulting from bad health or disability; and
             (10) Any other reason deemed a financial hardship by the Internal Revenue Service ("IRS").

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

              (1) The amount withdrawn may not exceed the amount of immediate financial need.
              (2) The participant must obtain all non-taxable loans available under the Plan prior to applying for hardship withdrawal.
              (3) The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee's elective contributions for the year of the hardship distribution.
              (4) The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 12 months after receipt of the hardship withdrawal.

       There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 1997 and 1996.

       LOANS

       After participating in the Plan, or a combination of the Plan and another employer's qualified Plan for a minimum of 24 months, a participant may borrow from their vested account balance. Loans are limited to 50% of the vested account balance, and must be greater than $1,000 but less than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for a principal residence, in which case the Retirement Committee of the Plan determines the term. Loans accrue interest at a rate which is comparable to that of most major lending institutions. Such rates range from 6.0% to 10.0% for loans outstanding at December 31, 1997. All principal and interest repayments are allocated to the Plan's investment funds based on the participant's investment elections at the time of repayment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

       Effective January 1, 1996, the Plan's loan provisions were amended to allow participants to have no more than one loan outstanding at a given time. Participants with more than one loan outstanding prior to January 1, 1996 were not required to consolidate existing loans. Participants with loans outstanding issued after January 1, 1996 may obtain new loans provided that the proceeds of the new loan are used to repay the old loan.

       Loans to participants and participant loan repayments as included on the statement of changes in net assets available for plan benefits represent new borrowings and repayments, respectively, but do not include new borrowings to refinance existing loans.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       PLAN TERMINATION

       The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the sponsor.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade date basis, cost is determined based on historical average cost, and dividends are reinvested at the date-of-record market price.

       PLAN FEES AND EXPENSES

       All commissions, brokerage fees and expenses incident of the income or assets of the trust and the purchase or sale of securities by the trustee were paid with Plan assets. Other administrative expenses such as trustee fees and recordkeeping fees are paid by either the Company or the Plan. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

       PARTICIPANT LOANS RECEIVABLE

       Participant loans receivable represent cash advances to participants of the Plan less any payments made.

       INVESTMENT VALUATION

       The trustee uses quoted market values to value all investments other than Guaranteed Investment Contracts ("GICs") and participant loans receivable. Due to the nature of GICs, no estimable market value is available; therefore, these investments are valued at contract value which is historical cost plus accrued interest. The trustee has considered the credit quality of the issuer of guaranteed investment contracts in determining the requirement for a potential valuation allowance. No allowance has been provided at December 31, 1997 and 1996. Participant loans receivable are valued at cost which approximates fair value.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       SECURITIES TRANSACTIONS AND INVESTMENT INCOME

       Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the related changes in net assets available for Plan benefits. Actual results could differ from those estimates.

4.     INVESTMENTS

       Investments held by the Plan at December 31, 1997 and 1996 consisted of the following:

                                                           1997                                  1996
                                              -------------------------------       -------------------------------
                                                                    Current                               Current
                                                 Cost                Value             Cost                Value
                                              -----------         -----------       -----------         -----------
       Mutual funds                           $14,887,523         $18,900,982       $16,065,112         $19,495,709
       Guaranteed investment contracts          1,072,656           1,072,656         4,847,929           4,847,929
       Pooled investment funds                  4,943,358           4,943,358           521,745             521,745
       Common stock                             1,882,109           2,449,186         1,059,325             982,988
       Participant loans receivable               954,876             954,876         1,192,710           1,192,710
                                              -----------         -----------       -----------         -----------
                                              $23,740,522         $28,321,058       $23,686,821         $27,041,081
                                              ===========         ===========       ===========         ===========

       For the years ended December 31, 1997 and 1996, the average annual yield earned on the guaranteed investment contracts was 5.78% and 6.72%, respectively.

       The fair value of individual investments representing 5 percent or more of the Plan's net assets at December 31, 1997 was as follows:

                                                    Number of       Current
       Description of Investment                      Shares         Value
       -------------------------                    ---------     ------------
       Aviall Stock Fund                              163,962     $  2,449,186

       Putnam Voyager Fund                            546,275       10,406,532

       The Putnam Fund for Growth and Income          345,028        6,741,840

       Putnam Stable Value Fund Cusip MFPFTC        4,943,358        4,943,358

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.     TAX STATUS OF THE PLAN

       The IRS granted a favorable letter of determination under the applicable section of the IRC on September 1, 1995 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

       During 1997, the Plan sponsor determined that the Plan was not in compliance with certain regulatory requirements in prior years. As a result, the Plan sponsor has subjected the Plan to a Voluntary Compliance Review (VCR) with the IRS. While the outcome of the VCR cannot be predicted, the Plan sponsor does not believe these matters will adversely affect the Plan's tax status.

6.     LIQUIDATION OF GLOBAL GROWTH FUND

       On December 31, 1996, the Global Growth Fund was scheduled to be liquidated and all shares in the fund were to be transferred into the Stable Value Fund. The shares in Global Growth did not transfer on December 31, as intended. The transfer occurred on January 2, 1997. The change in effective date resulted in a price decrease of $.13 per share. To assure participants received the value of their accounts at December 31, 1996, the Plan sponsor made an additional Plan deposit of $44,198 in April 1997 to make up the $.13 per share difference plus accrued interest. Earnings were calculated using the Stable Value Fund interest rate. The deposit was credited to the Stable Value Fund.

7.     SUBSEQUENT EVENTS

       On July 1, 1998, the Plan trustee and custodian of Plan assets will change from Putnam Investments to the 401(K) Company.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                          (c)
   (a)                        (b)                         Description of Investment including                           (e)
Party in      Identity of Issue, Borrower, Lessor           Maturity Date, Rate of Interest,           (d)            Current
Interest                or Similar Party                   Collateral, Par or Maturity Value           Cost            Value
--------    ---------------------------------------     ---------------------------------------    ------------     -----------
            Corporate Common Stocks:
   *          Aviall, Inc.                              163,962 shares                             $  1,882,109     $ 2,449,186

            Mutual Funds:
   *          The Putnam Fund for Growth and Income     345,028 shares                                5,619,107       6,741,840
   *          Putnam Voyager Fund                       546,275 shares                                7,612,254      10,406,532
   *          Putnam OTC and Emerging Growth Fund       43,887 shares                                   653,284         707,014
   *          Putnam Diversified Income Trust           22,308 shares                                   276,278         280,639
   *          Putnam International Growth Fund          45,888 shares                                   726,600         764,957

            Pooled Investment Funds:
   *          Putnam Stable Value Fund                  4,943,358 shares                              4,943,358       4,943,358

   *        Participant Loans                           Interest rates range from 6.0% to 10.0%         954,876         954,876

            Guaranteed Investment Contracts:
              Lincoln National Life                     CUSIP GA-9630, 5.00%, due 6/30/98               266,836         266,836
              Continental Assurance                     CUSIP GP12933, 5.17%, due 6/30/98               805,820         805,820

            Total Assets Held for Investment                                                       $ 23,740,522     $28,321,058
                                                                                                   ------------     -----------

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

       (a)                                                   Number of       (c)           (d)        (e)
   Identity of                        (b)                    Purchases    Purchase       Selling     Lease
  Party Involved             Description of Asset            or Sales       Price         Price      Rental
------------------   -------------------------------------  -----------  -----------   -----------   ------

Putnam Investments   Putnam Global Growth Fund                    6      $      --     $ 3,596,416   $   --

Putnam Investments   Putnam Voyager Fund                        188      $ 2,646,826   $      --     $   --

Putnam Investments   Putnam Voyager Fund                        333      $      --     $ 4,173,189   $   --

Putnam Investments   Putnam Stable Value Fund                   334      $ 6,404,164   $      --     $   --

Putnam Investments   Putnam Stable Value Fund                   406      $      --     $ 5,757,824   $   --

Putnam Investments   The Putnam Fund for Growth and Income      201      $ 3,006,059   $      --     $   --

Putnam Investments   The Putnam Fund for Growth and Income      310      $      --     $ 2,358,370   $   --


                                                              (h)
                            (f)                          Current Value
       (a)                Expense           (g)           of Asset on         (i)
   Identity of         Incurred with      Cost of         Transaction       Net Gain
  Party Involved        Transaction        Asset             Date            (Loss)
------------------     --------------    -----------     -------------     ---------

Putnam Investments        $   --         $ 3,260,189      $ 3,596,416      $ 336,227

Putnam Investments        $   --         $ 2,646,826      $ 2,646,826      $       0

Putnam Investments        $   --         $ 3,300,213      $ 4,173,189      $ 872,976

Putnam Investments        $   --         $ 6,404,164      $ 6,404,164      $       0

Putnam Investments        $   --         $ 5,757,824      $ 5,757,824      $       0

Putnam Investments        $   --         $ 3,006,059      $ 3,006,059      $       0

Putnam Investments        $   --         $ 1,926,413      $ 2,358,370      $ 431,957



(1) Transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN





                                INDEX TO EXHIBITS



Exhibit
  No.                            Description                            Page
-------                          -----------                            ----
23                    Consent of Independent Accountants                  20